EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended Sept. 30		For the Nine Months Ended Sept. 30
	2003	2002	2003	2002
Net Income	$3,870	$3,423	$9,813	$8,890

Weighted average common shares outstanding	15,005	15,005	15,005	15,005

Basic and diluted earnings per share	$.26	$.23	$.65	$.59